Exhibit 99

NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	March 31,
(Thousands of Dollars)	2014	2013

INCOME
Operating Revenues	$2,085,185	$1,692,801

Operating Expenses
Purchased Gas	619,074	406,595
Operation and Maintenance	457,616	413,325
Property, Franchise and Other Taxes	86,713	82,930
Depreciation, Depletion and Amortization	357,488	298,193
	1,520,891	1,201,043

Operating Income	564,294	491,758

Other Income (Expense):
Interest Income	3,760	3,918
Other Income	7,547	4,645
Interest Expense on Long-Term Debt	(91,691)	(87,170)
Other Interest Expense	(4,568)	(3,809)

Income Before Income Taxes	479,342	409,342

Income Tax Expense	195,542	163,692

Net Income Available for Common Stock	$283,800	$245,650

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$3.39	$2.95

Diluted:
Net Income Available for Common Stock	$3.35	$2.93

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	83,687,056	83,355,109

Used in Diluted Calculation	84,601,418	83,928,901